UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

_______________________

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated February 18 titled “GeoPark Announces New Oil Field Discovery in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW OIL FIELD DISCOVERY IN COLOMBIA

Santiago, Chile -- February 18, 2015 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations in Chile, Colombia, Brazil, Argentina and Peru, today announces a new oil field discovery following the drilling of exploration well Tilo 1, located on the Llanos 34 Block in Colombia. GeoPark operates and has a 45% working interest in the Llanos 34 Block.

The Tilo prospect was defined as a structural trap with three-way dip closure on the down-thrown side of a normal fault – targeting the two principal productive reservoirs of the Llanos 34 Block: Guadalupe (main target) and Mirador (secondary target) sandstones.

GeoPark drilled and completed the Tilo 1 exploratory well to a total depth of 11,293 feet. A test conducted with an electrical submersible pump in the Guadalupe formation, at approximately 10,707 feet, resulted in a production rate of approximately 1,000 barrels of oil per day of 14.2 degree API, with approximately 10% water cut. Further production history is required to determine stabilized flow rates of the well and the extent of the field. Further technical evaluation will also be undertaken to determine if the Tilo field is potentially a northeast extension of the larger Tigana field.

Producing Oil Fields in the Llanos 34 Block, Colombia

James F. Park, Chief Executive Officer of GeoPark, said, "Congratulations to our team who continue to find oil in our Colombian Llanos 34 Block – with Tilo being our sixth oil field discovery. The Llanos 34 Block – particularly the Tigana and Tua oil fields – represents attractive low risk, low cost and high netback fields which provide an important and secure production base during periods of oil price volatility.”

GEOPARK CONTACT:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including oil discoveries and production in the Llanos 34 block. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 18, 2015